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W. Matthew Strock mstrock@velaw.com
 Tel 713.758.3452 Fax 713.615.5650

December 18, 2006

Via Edgar
Ms. Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:
MV Oil Trust
Amendment No. 4 to the Registration Statement on Form S-1/A
As Filed on December 18, 2006
(SEC File No. 333-136609)

Dear Ms. Moncada-Terry:

        On behalf of MV Oil Trust (the "Trust") and MV Partners, LLC (the "Company" and, together with the Trust, the "Registrants"), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, Amendment No. 4 to the Registration Statement on Form S-1/A. The purpose of this amendment is to provide certain additional disclosure regarding the Registrants and to revise the Registration Statement to take into account the expected timing of the proposed offering of units of the Trust.

        Please telephone Thomas P. Mason (713.758.4539) or W. Matthew Strock (713.758.3452), counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,
VINSON & ELKINS L.L.P.
By:	/s/ W. MATTHEW STROCK W. Matthew Strock

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